Company's August 17, 2006 announcement that is has replaced all but one member of its board of directors. The Company advised the Exchange that its audit committee is no longer compliant with NYSE listing standards and it does not intend to establish a compliant audit committee during the period prior to the completion of Xstrata Plc's acquisition of all of the outstanding common shares of the company that it does not currently own. The Exchange's Listed Company Manual, Section 802.01D, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: an Audit Committee in conformity with Exchange requirements is not maintained. The Exchange, on August 17, 2006, determined that the Common Shares should be suspended from trading prior to the opening on August 18, 2006, and directed the preparation and filing with the Commission of this application for the removal of the Common Shares from listing and registration on the Exchange. The Company was notified by letter on August 17, 2006. Pursuant to the above authorization, a press release was issued on August 17, 2006, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on August 17, 2006 and August 18, 2006 of the proposed suspension of trading in the Common Shares. Similar information was included on the Exchange's website. Trading in the Common Shares on the Exchange was suspended before the opening on the trading session on August 18, 2006. The Company has a right to appeal to a Committee of the Board of Directors the determination to delist its Common Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 18, 2006.